October 8, 2015
VIA EDGAR

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-7010

Re:	Newcastle Investment Corp. Form 10-K for the Fiscal Year ended December 31, 2014 Filed March 2, 2015 File No. 001-31458

Dear Ms. Monick,

On behalf of Newcastle Investment Corp. (the “Company”), the undersigned submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated September 24, 2015 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (File No. 001-31458) filed on March 2, 2015 (the “2014 10-K”). To facilitate your review, the undersigned has reproduced the text of the Staff’s comments in italics below, and the headings and comment numbers in this letter correspond to the headings and comment numbers in the Comment Letter. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the 2014 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Repurchase Agreements, page 63

1.	We note your response to comment 3 and your proposed disclosure. Please ensure that in future annual filings you also present the outstanding balance of repurchase agreements at the end of each quarterly period as previously requested.

Response

We respectfully acknowledge the Staff’s comment and will expand our repurchase agreement disclosures in future annual filings to include the outstanding balance at the end of period, the average daily amount outstanding and the maximum amount outstanding for each quarterly period within the most recent three fiscal years. In addition, we will provide explanations for any significant variances among these amounts. Set forth below is an example of our proposed expanded disclosure for the fiscal year ended December 31, 2014:

The following table summarizes the outstanding balance at the end of the respective reporting period, the average daily amount outstanding and the maximum amount outstanding of repurchase agreements for each quarterly period within the most recent three fiscal years ended December 31, 2014:

Ms. Jennifer Monick
U.S. Securities and Exchange Commission
October 8, 2015

	Outstanding Amount	Avg Daily Amount Outstanding	Maximum Amount Outstanding	Outstanding Amount	Avg Daily Amount Outstanding	Maximum Amount Outstanding	Outstanding Amount	Avg Daily Amount Outstanding	Maximum Amount Outstanding	Outstanding Amount	Avg Daily Amount Outstanding	Maximum Amount Outstanding

	As of	For the Three Months Ended		As of	For the Three Months Ended		As of	For the Three Months Ended		As of	For the Three Months Ended
	March 31, 2012			June 30, 2012			September 30, 2012			December 31, 2012
FNMA/FHLMC	$226,199	$228,708	$231,345	$316,126	$259,472	$319,431	$538,524	$459,495	$541,996	$772,855	$637,434	$778,914
CDO Securities	$7,525	$8,374	$8,728	$7,384	$7,493	$7,525	$7,157	$7,283	$7,384	$5,658	$6,569	$7,118
Non-Agency RMBS		$-	$-		$-	$-	$59,646	$52,058	$60,575	$150,922	$71,866	$150,922

	As of	For the Three Months Ended		As of	For the Three Months Ended		As of	For the Three Months Ended		As of	For the Three Months Ended
	March 31, 2013			June 30, 2013			September 30, 2013			December 31, 2013
FNMA/FHLMC	$1,315,567	$896,063	$1,330,432	$311,276	$801,520	$1,351,728	$361,836	$350,792	$378,624	$516,134	$489,862	$547,366
CDO Securities	$-	$-	$-	$-	$-	$-	$15,050	$3,272	$15,050	$15,094	$15,054	$15,094
Non-Agency RMBS	$158,029	$154,549	$158,029	$-	$133,178	$302,033	$-	$-	$-	$-	$-	$-
Linked transaction	-	-	-	$59,968	$3,954	$59,968	$59,968	$59,968	$59,968	$60,646	$60,064	$60,646
Residential Mortgage Loans	-	-	-		-	-		-	-	$25,119	$13,359	$25,119

	As of	For the Three Months Ended		As of	For the Three Months Ended		As of	For the Three Months Ended		As of	For the Three Months Ended
	March 31, 2014			June 30, 2014			September 30, 2014			December 31, 2014
FNMA/FHLMC	$-	$129,137	$516,134	$-	$-	$-	$-	$-	$-	$385,282	$204,340	$385,282
CDO Securities	$49,500	$44,325	$49,500	$79,712	$52,380	$79,712	$63,804	$71,701	$91,752	$55,894	$63,265	$63,804
Linked transaction	$54,250	$58,385	$60,646	$-	$36,046	$58,563	$-	$-	$-	$-	$-	$-
Residential Mortgage Loans	$25,363	$25,154	$25,363	$22,965	$23,613	$25,363	$-	$250	$22,965	$-	$-	$-

During 2012, we purchased $626.3 million face amount of FNMA/FHLMC securities for approximately $663.3 million, which were financed with $628.9 million of repurchase agreements. We also purchased $456.0 million face amount of non-Agency RMBS for approximately $288.4 million, which were financed with $149.4 million of repurchase agreements.

In connection with the spin-off of New Residential in May 2013, $1.0 billion of repurchase agreements financing FNMA/FHLMC securities and $301.4 million of repurchase agreements financing non-Agency RMBS were transferred to New Residential.  In June 2013, we purchased $116.8 million face amount of securities which were collateralized by certain repackaged Newcastle CDO VIII notes, which were financed with $60.0 million of repurchase agreements.  We accounted for this transaction as a linked transaction, as we purchased and financed this transaction with the same counterparty contemporaneously. In November 2013, we financed a portfolio of residential mortgage loans with $25.1 million of repurchase agreements, which were previously unencumbered on Newcastle’s balance sheet. In September 2013, we financed previously repurchased CDO debt with $15.1 million of repurchase agreements.

In January 2014, we sold $503.0 million face amount of the FNMA/FHLMC securities for total proceeds of $532.2 million and repaid $516.1 million of repurchase agreements.  We also financed additional repurchased CDO debt with $30.8 million of repurchase agreements. In June 2014, we repaid $60.0 million of repurchase agreements associated with our linked transaction as the underlying assets were paid off.  Additionally, in June 2014, we financed previously repurchased CDO debt with $26.3 million of repurchase agreements. In July 2014, we sold $37.4 million face amount of residential mortgage loans for total proceeds of $34.7 million, and repaid $23.0 million of repurchase agreements associated with these loans.

Ms. Jennifer Monick
U.S. Securities and Exchange Commission
October 8, 2015

Note 2 Summary of Significant Accounting Policies

Golf Revenues, page 94

2.	We note your response to comments 5 and 6. We note your reliance on ASC 835 for determining the membership deposit liability. Please tell us how you considered the exception to the application of ASC 835 outlined in ASC 835-30-15-3c.

Response

We respectfully advise the Staff that we considered the exception to ASC 835 outlined in ASC 835-30-15-3c and do not believe the exception applies to our membership deposit liability accounting. ASC 835-30-15-3c applies to amounts intended to provide security for one party to an agreement (for example, security deposits, retainages on contracts). Our membership agreements stipulate that a member’s refundable initiation fee deposit may not be used as a credit against dues or any other charges that may be owed in connection with the membership; therefore, a member’s refundable initiation fee deposit does not represent security. As a result, the exception to ASC 835 as noted in ASC 835-30-15-3c does not apply to these refundable initiation fee deposits. Instead, we believe the provisions of ASC 835 are applicable because a member’s refundable initiation fee deposit represents a non-interest bearing deposit that does not represent market terms.

3.	We note your response to prior comment 6 and that you determined the expected life of an active membership by calculating a historical average of enrollment and attrition rates. Please tell us what consideration was given to using expected life by type of membership and whether it would have a material impact on your financial statements.

Response

We respectfully advise the Staff that, as indicated in our August 13, 2015 response to comment number 5, we analyze enrollment and attrition rates on a disaggregated basis to consider various types of membership and the size of initiation fee deposits in estimating the weighted average expected life of our memberships. As of December 31, 2014, full golf memberships, limited golf memberships and social memberships with no golf privileges comprise 87%, 12% and 1% of the deferred revenue balance, respectively. The average expected life of an active membership is estimated to be seven, seven and six years for full golf memberships, limited golf memberships and social memberships, respectively, for the three fiscal years ended December 31, 2014. As disclosed in our 2014 Form 10-K, the expected life an active membership is seven years, which represents the weighted average expected life of all types of memberships. Using expected life by type of membership would not have a material impact on our financial statements, as a one year decrease would impact revenue by approximately $0.1 million, or less than 0.1% of total revenues, for fiscal year 2014.

4.	We note your response to prior comment 5 and that you have recognized approximately $502,000 of revenue during 2014 relating to the deferred revenue component of the initiation fees. We further note from your Form 10-K that you accreted membership deposit liability of $5.7 million during 2014. Please tell us the balance of the related deferred revenue at December 31, 2013 and 2014. Also, please clarify for us how you have calculated the membership deposit liability accretion and the deferred revenue amortization for 2014. Within your response, please provide us with detail of future membership deposit liability accretion and future deferred revenue amortization.

Response

We respectfully advise the Staff that the balances of the deferred revenue related to initiation deposits at December 31, 2013 and 2014 were $0 and $2.9 million, respectively. With the acquisition of the Golf business on December 30, 2013, we did not recognize deferred revenue of the acquiree as a result of the application of acquisition accounting pursuant to ASC 805-20-25, as we concluded that no legal performance obligation was assumed by us. However, with respect to membership deposit liabilities which are refundable to members 30 years from the effective date of the memberships, we concluded that the corresponding liability was assumed, and accordingly we recognized the fair value of these membership deposit liabilities at acquisition date.

Ms. Jennifer Monick
U.S. Securities and Exchange Commission
October 8, 2015

The $2.9 million balance in deferred revenue at December 31, 2014 only represents the unamortized deferred revenue balance for members that joined our clubs in 2014. When new members join our clubs, we recognize deferred revenue for the portion of consideration received in excess of the present value of the refund obligation contractually due in 30 years. The deferred revenue balance is then amortized over the seven-year estimated expected life of an active membership.

In 2014, we recorded $5.7 million in membership deposit liability accretion. We calculate accretion expense on the present value of refund obligations using the effective yield method.  The calculation includes consideration of all changes to the outstanding membership deposit liability balance for new deposit and contractual refund activity.  In our calculation of the net present value, we applied a market discount rate of 7.92%, in accordance with ASC 835.

For the membership deposit liability as of December 31, 2014, we expect future membership deposit liability accretion to decline from $5.7 million in 2014 to zero through 2044, assuming no new membership activities, as all refund liabilities progressively accrete up to the full balance due for each refund year. Such decrease in accretion expense would not occur on a straight-line basis since deposits are acquired irregularly throughout the life of the business and certain refund years have higher balances than others. For deferred revenue recognized as of December 31, 2014, we expect future annual amortization to remain consistent over the remaining seven-year life of our memberships, also assuming no new membership activities. However, we respectfully advise the Staff that future, new member activity will cause actual accretion expense and deferred revenue amortization in our consolidated statement of operations to differ from these amounts.

5.	We note your response to prior comment 6 and that you state there is no contractual membership period stipulated in the private club membership arrangement. Please clarify for us how you determined there is no contractual membership period. Your response should address the thirty year period for the refund obligation component.

Response

We respectfully advise the Staff that there is no contractual membership period stipulated in our private club membership arrangements, and therefore no obligation to perform services for a fixed period. Our membership agreements are in effect until canceled or terminated pursuant to our cancelation policies and applicable club rules and regulations. Therefore, we believe that memberships are for an indefinite period of time, as long as members maintain their membership in good standing by paying all applicable dues and charges, as well as abide by club rules and regulations. Therefore, as indicated in our August 13, 2015 response to comment number 6, as there is no contractual membership period stipulated in the arrangement, revenue related to the initiation fee deposits is recognized over the expected term of an active membership.

Conversely, our membership agreements stipulate that the club will refund the member his / her membership deposit, in one installment, 30 years from the date of the approval of the membership. The 30-year nonrefundable term is fixed, and the club is not obligated to refund the membership deposit prior to such anniversary date, even if the membership is terminated during the 30-year period.

* * *

Ms. Jennifer Monick
U.S. Securities and Exchange Commission
October 8, 2015

Please contact the undersigned at (212) 479-5279 should you require further information or have any questions.

Very truly yours,

/s/ Justine A. Cheng
Chief Financial Officer

cc:            Jorge L. Bonilla, Senior Staff Accountant, U.S. Securities and Exchange Commission